UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 26, 2009

Commission File Number 001-34257



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 26, 2009, we issued a press release announcing our financial results for the quarter ended September 30, 2009. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits.

   The following exhibits are furnished herewith.

   Exhibit 99.1   Press Release, dated October 26, 2009, announcing our financial results for the quarter ended September 30, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

October 26, 2009
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

EXHIBIT 99.1



UNITED FIRE GROUP®

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contacts: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO, 319-399-5700

United Fire reports third-quarter and year-to-date 2009 financial results

• *Net loss of $.38 cents per diluted share in third quarter / Net loss of $.46 cents per diluted share year to date*
• *Combined ratio of 131.0 percent for third quarter / 115.6 percent year to date*
• *Book value per share of $25.60 as of September 30, 2009, versus $24.10 at December 31, 2008*

CEDAR RAPIDS, IOWA – October 26, 2009 – United Fire & Casualty Company (Nasdaq: UFCS) today reports our third-quarter and year-to-date 2009 financial results.

We reported a net loss of $10.2 million or $.38 cents per diluted share in the third quarter of 2009, compared with a net loss of $16.8 million or $.63 cents per diluted share for the same period a year ago. Net operating loss was $11.4 million or $.43 cents per share in the third quarter of 2009, compared with net operating loss of $14.1 million or $.53 cents per share in the third quarter of 2008. Pretax catastrophe losses, excluding loss development on Hurricane Katrina claims litigation, totaled $9.5 million in the third quarter of 2009, versus $36.7 million in the third quarter of 2008.

Year to date, we reported a net loss of $12.2 million or $.46 cents per diluted share in 2009, compared with net income of $1.8 million or $.07 cents per diluted share in 2008. Net operating loss was $2.7 million or $.10 cents per share for the nine months ended September 30, 2009, compared with net operating income of $4.6 million or $.17 cents per share for the nine months ended September 30, 2008. Pretax catastrophe losses, excluding loss development on Hurricane Katrina claims litigation, totaled $19.6 million through September 30, 2009, versus $53.1 million through September 30, 2008.

Hurricane Katrina

Hurricane Katrina made landfall in New Orleans, Louisiana, on August 29, 2005, causing an estimated $80 billion in damages. Over 95 percent of our policyholders in the New Orleans area suffered damage from Hurricane Katrina, with over 11,000 claims reported.

Our total loss and loss settlement expenses inception to date (net of reinsurance) in relation to Hurricane Katrina are $289.2 million. Through the first nine months of 2009, our loss and loss settlement expenses related to Hurricane Katrina were $38.3 million, of which $19.0 million is due to an increase in our incurred but not reported (IBNR) reserves for Hurricane Katrina claims litigation. The primary reason for this reserve increase is the continuing unfavorable legal environment related to Hurricane Katrina in Louisiana.

Doing business under our subsidiary company, Lafayette Insurance Company, in the state of Louisiana has put us at a considerable disadvantage in regard to our Hurricane Katrina claims litigation. Because Lafayette Insurance Company is domiciled in Louisiana, we are subject to the jurisdiction of the state court system, with limited access to the federal court system.

Hurricane Katrina was, and remains, the single largest catastrophe loss in our company's history. Four years later, we continue to feel the impact of Hurricane Katrina as litigation surrounding the event progresses through the legal system.

In August 2009, we were notified by the U.S. Court of Appeals for the Fifth Circuit sitting in New Orleans that our appeal of a $21.0 million award to a commercial policyholder, which was awarded in June 2008, had been denied. In appeal, we raised several issues, including the coinsurance clause on the policy, the award exceeding the policy limits, excessive penalties awarded and no consideration or offset for flood damage. While we strongly believed that these issues were meritorious, we will not be challenging the court's ruling further, as we feel it is unlikely that the U.S. Supreme Court would grant a review of the case.

A final settlement of this lawsuit, including additional interest and penalties awarded by the appellate court, was recorded in August 2009. We paid the policyholder $28.9 million (before reinsurance), which included those sums and an unsettled claim that was not included in the suit. Of the $28.9 million, $10.8 million (net of reinsurance) was incurred in 2008, while the remaining $6.7 million (net of reinsurance) was incurred in 2009.

Legal developments involving Louisiana Citizens Property Insurance Corporation (Louisiana Citizens), which provides insurance for individuals and businesses unable to secure coverage through the voluntary insurance market, have contributed to the unfavorable legal climate for insurers in Louisiana. This publicly funded insurance plan has the ability to issue assessments to insurance companies doing business in Louisiana, including us, to fund its operations.

In the third quarter of 2009, Louisiana Citizens settled a class action lawsuit for $18.0 million involving Orleans Parish policyholders whose claims resulted from Hurricane Katrina. In August 2009, Louisiana Citizens announced its decision to appeal a $95.0 million judgment in favor of policyholders in Jefferson Parish whose claims resulted from Hurricanes Katrina and Rita.

These judgments and settlements against Louisiana Citizens could result in large assessments in future years against insurance companies who do business in Louisiana. These cases also set a standard for class action certification and settlement expectations among policyholders and plaintiff's attorneys.

In an unrelated case in April 2009, the Louisiana Supreme Court refused to hear Louisiana Citizens' appeal of an intermediate appellate court ruling effectively extending the time for a policyholder to file a lawsuit related to Hurricane Katrina losses. The Louisiana Citizens policyholder filed suit in February 2008, nearly two and a half years after Hurricane Katrina.

The Louisiana Fourth Circuit held that the policyholder's deadline for filing suit would not expire until after she was notified that she could no longer participate in the class actions. The decision in this case has the potential to increase the number of lawsuits filed against insurance companies who are or were the subject of class actions that were either dismissed or had the class participants more narrowly defined. Subsequent to this decision, some additional lawsuits have been filed against our company, and it is possible that we will receive additional lawsuits in the future due to this decision.

As of the end of the third-quarter 2009, United Fire had approximately 250 individual policyholder cases pending and an additional eight suits seeking class action certification pending.

"Our financial results continue to be hindered by losses related to Hurricane Katrina," said President & CEO Randy Ramlo. "Without these losses, our combined ratio would have been 107 percent in the third quarter of 2009, compared with 129 percent in the third quarter of 2008, and 104 percent for the first nine months of 2009, compared with 107 percent for the same period of 2008.

"In the four years that have passed since Hurricane Katrina, we have taken numerous steps to reduce our exposure in the New Orleans area, including significantly reducing our total insured values, purchasing additional reinsurance coverage and implementing substantial rate increases. Our modeled expected average annual loss in Louisiana has been reduced by over 60 percent. We will continue to closely monitor our exposure in Louisiana and may reduce it further in the future.

"We are also in the process of depopulating our Louisiana domiciled subsidiary, Lafayette Insurance Company. On January 1, 2010, we will cease writing business through Lafayette in the state of Louisiana. We will continue to provide personal and commercial insurance in Louisiana under United Fire & Casualty Company and our subsidiary, United Fire & Indemnity Company.

"By no longer doing business under Lafayette in Louisiana, we will have access to the federal court system if we so choose. If we continued to do business in Louisiana under Lafayette, we would be required to use the state court system for all cases, which has proven to be a challenging legal environment in recent years.

"All current Lafayette Insurance Company policyholders in Louisiana will be offered the opportunity to renew their policy under United Fire & Indemnity Company, unless the policyholder has not paid their premium or the policy is being nonrenewed for a specific underwriting reason, such as failure to comply with loss control recommendations.

"Aside from the Hurricane Katrina development, there are some positive results to speak of in the third quarter. Our statutory policyholders' surplus rebounded considerably from the previous quarter and is now nearly at the level it was at the end of 2008. Also, our book value has climbed more than 6 percent over the past nine months to $25.60 as of September 30, 2009.

"After recording investment gains and no investment write-downs in the third quarter, we are hopeful that the investment markets are steadying.

"With a less active hurricane season than last year, our catastrophe losses dropped significantly, bringing them closer to what we historically expect to incur for a third quarter. Loss settlement expenses also decreased in the third quarter and we noted that the frequency and severity of construction defect claims has stabilized from the previous quarter. We believe this is a result of some of the initiatives we've taken to address construction defect claims in the past, such as providing increased loss control on accounts and monitoring costs related to outside attorneys.

"In our property and casualty segment, pricing remained fairly level in the third quarter despite a continuation of soft market conditions. As pricing pressure continues, our underwriters are committed to implementing modest rate increases on accounts with difficult exposures or adverse loss experience, as well as walking away from underpriced business.

"Our life insurance segment performed well from an operational standpoint in the third quarter, which helped offset the net loss of our property and casualty segment. At this time, in order to better diversify our portfolio of products, we are focusing our efforts on growing our life insurance products, which we have been able to do by approximately 7 percent year-to-date 2009. Our annuity sales also continue to grow, increasing approximately 35 percent through September 30, 2009."

In closing, Ramlo added, "On a sad note, United Fire lost a dear friend earlier this month with the passing of Scott McIntyre Jr., or Scotty as he was known to all of us. Many longtime investors probably knew him best for his witty and insightful Chairman's Reports in our Annual Reports. Scotty had not been involved in the day-to-day operations for some time, but remained our chairman right up to the end. He continued to provide us with valuable perspectives until the day he died on October 6. Scotty will be dearly missed by the industry, but even more so by those of us who knew him.

"Scotty was never a big fan of accolades, so I'll respect that. Needless to say, United Fire won't be quite the same without Scotty's humor and wit."

Consolidated Highlights

(In Thousands Except Shares and Per Share Data)	Three Months Ended September 30,			Nine Months Ended September 30,		
	2009	2008	%	**2009**	2008	%
Consolidated revenues	**$150,701**	$149,381	0.9 %	**$423,010**	$451,670	-6.3 %
Net income (loss)	**(10,156)**	(16,826)	39.6	**(12,220)**	1,778	-787.3
Weighted average shares outstanding	**26,591,951**	26,807,442	-0.8	**26,598,957**	27,049,564	-1.7
Basic earnings (loss) per common share	**(0.38)**	(0.63)	39.7	**(0.46)**	0.07	-757.1
Diluted earnings (loss) per common share	**(0.38)**	(0.63)	39.7	**(0.46)**	0.07	-757.1
Operating income (loss) [1]	**(11,408)**	(14,125)	19.2	**(2,655)**	4,615	-157.5
Operating income (loss) per share [1]	**(0.43)**	(0.53)	18.9	**(0.10)**	0.17	-158.8
Book value per share				**25.60**		
Cash dividends declared per common share	**0.15**	0.15	N/A	**0.45**	0.45	N/A
Pre-tax catastrophe losses [1][2]	**9,488**	36,743	-74.2	**19,596**	53,122	-63.1
Effect on after-tax earnings	**0.23**	0.89	-74.2	**0.48**	1.28	-62.5
Effect on combined ratio	**8.6%**	31.3%	-72.5	**6.0%**	15.4%	-61.0

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

(2) This number does not include development incurred of $25.9 million in the third-quarter 2009, $38.3 million year-to-date 2009 and $10.8 million year-to-date 2008 in additional Hurricane Katrina reserves resulting from claims litigation.

Consolidated supplementary financial information

Income Statement:	Three Months Ended September 30,		Nine Months Ended September 30,	
(In Thousands)	**2009**	2008	**2009**	2008
Revenues				
Net premiums written [1]	**$118,800**	$122,440	**$367,325**	$384,519
Net premiums earned	**$120,759**	$128,017	**$358,751**	$374,234
Investment income, net of investment expenses	**27,786**	25,192	**78,416**	81,091
Realized investment gains (losses)	**1,925**	(4,154)	**(14,716)**	(4,364)
Other income	**231**	326	**559**	709
Total Revenues	**$150,701**	$149,381	**$423,010**	$451,670
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**$115,167**	$120,267	**$291,803**	$288,456
Increase in liability for future policy benefits	**6,101**	6,696	**15,363**	17,902
Amortization of deferred policy acquisition costs	**29,015**	32,481	**87,216**	97,036
Other underwriting expenses	**9,170**	7,810	**27,626**	20,298
Disaster related charges, net of recoveries	**(793)**	484	**(1,339)**	4,237
Interest on policyholders' accounts	**10,630**	9,844	**30,799**	30,507
Total Benefits, Losses and Expenses	**$169,290**	$177,582	**$451,468**	$458,436
Loss before income taxes	**(18,589)**	(28,201)	**(28,458)**	(6,766)
Federal income tax benefit	**(8,433)**	(11,375)	**(16,238)**	(8,544)
Net income (loss)	**($10,156)**	($16,826)	**($12,220)**	$1,778

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Balance Sheet:	**September 30, 2009**	December 31, 2008
(Dollars in Thousands)	**(unaudited)**	
Total invested assets:		
Property and casualty segment	**$910,976**	$898,417
Life insurance segment	**1,398,476**	1,197,356
Total cash and investments	**2,485,776**	2,205,355
Total assets	**2,881,781**	2,687,130
Future policy benefits and losses, claims and loss settlement expenses	**$1,886,740**	$1,753,774
Total liabilities	**2,200,989**	2,045,389
Net unrealized investment gains, after-tax	**$86,411**	$25,543
Total stockholders' equity	**680,792**	641,741
Property and casualty insurance statutory capital and surplus	**$551,183**	$553,058
Life insurance statutory capital and surplus	**160,400**	157,003

Property and Casualty Insurance Segment

Premium revenues for our property and casualty insurance segment are 92 percent commercial lines business and 8 percent personal lines business. Our top five states for direct premiums written are Iowa, Texas, Missouri, Louisiana and Colorado.

Property & Casualty Insurance Financial Results: (In Thousands)	Three Months Ended September 30, 2009	2008	Nine Months Ended September 30, 2009	2008
Revenues				
Net premiums written [1]	**$102,113**	$111,895	**$337,175**	$356,407
Net premiums earned	**$109,749**	$117,278	**$328,421**	$345,644
Investment income, net of investment expenses	**8,452**	7,124	**23,582**	25,184
Realized investment gains (losses)	**1,040**	1,724	**(7,308)**	3,056
Other income (loss)	**74**	(32)	**119**	(61)
Total Revenues	**$119,315**	$126,094	**$344,814**	$373,823
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**$110,738**	$116,536	**$279,411**	$278,275
Amortization of deferred policy acquisition costs	**26,292**	29,354	**79,434**	88,076
Other underwriting expenses	**6,741**	5,389	**20,667**	14,021
Disaster related charges, net of recoveries	**(793)**	484	**(1,339)**	4,237
Total Benefits, Losses and Expenses	**$142,978**	$151,763	**$378,173**	$384,609
Loss before income taxes	**(23,663)**	(25,669)	**(33,359)**	(10,786)
Federal income tax benefit	**(10,228)**	(10,503)	**(18,005)**	(9,988)
Net loss	**($13,435)**	($15,166)	**($15,354)**	($798)
GAAP combined ratio:				
Net loss ratio (without catastrophes)	**68.7 %**	68.1 %	**67.4 %**	62.0 %
Hurricane Katrina litigation - effect on net loss ratio	**23.6**	-	**11.7**	3.1
Net loss ratio with Hurricane Katrina	**92.3 %**	68.1 %	**79.1 %**	65.1 %
Other catastrophes - effect on net loss ratio	**8.6**	31.3	**6.0**	15.4
Net loss ratio	**100.9 %**	99.4 %	**85.1 %**	80.5 %
Expense ratio [2]	**30.1**	29.6	**30.5**	29.6
Combined ratio	**131.0 %**	129.0 %	**115.6 %**	110.1 %
Statutory combined ratio: [1]				
Net loss ratio (without catastrophes)	**68.8 %**	67.7 %	**67.4 %**	62.0 %
Hurricane Katrina litigation - effect on net loss ratio	**23.6**	-	**11.7**	3.1
Net loss ratio with Hurricane Katrina	**92.3 %**	67.7 %	**79.1 %**	65.1 %
Other catastrophes - effect on net loss ratio	**8.6**	31.3	**6.0**	15.4
Net loss ratio	**100.9 %**	99.0 %	**85.1 %**	80.5 %
Expense ratio	**31.0**	30.1	**29.7**	29.1
Combined ratio	**131.9 %**	129.1 %	**114.8 %**	109.6 %

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.
(2) The GAAP expense ratio does not include the disaster charges and related recoveries.

Highlights for three- and nine-month periods ended September 30, 2009

- Net premiums written declined 8.7 percent in the third-quarter 2009 and 5.4 percent year-to-date 2009, as compared with the same periods of 2008. The decline in net premiums written year to date is attributable to reduced premiums from continuing competition and pricing pressure in the insurance market, as well as the nonrenewal of business that did not meet our underwriting or pricing guidelines. Our premium writings have also been affected by the downturn in the economy, specifically related to our surety business and the residential contracting business in our western states.

- The insurance marketplace remained highly competitive in the third quarter of 2009, especially in the commercial lines business of non-coastal areas. We still noted a very slight decrease in premium levels for our commercial lines business, with all regions continuing to experience downward pressure on renewal premiums for medium and large commercial accounts, as well as smaller accounts in some instances. In our personal lines business, we had an average of mid-single-digit percentage increases in our rate levels. In addition, we recently received approval for a double-digit percentage increase on homeowners insurance rates in Louisiana. While this rate increase will increase the premium level of homeowners accounts in Louisiana, it is also likely to result in a decrease in our number of policyholders, as some may choose not to renew with our company.

- We have been successful in writing new business, but we observed a slight decrease in the overall pricing levels for new business during the third quarter. Though the decreases in our premium levels were relatively modest in the third quarter, premium levels have been decreasing gradually in most lines of business since the third quarter of 2004. However, we have been able to renew a growing number of accounts at a higher rate or premium level, which has historically indicated that the market may be improving.

- Our policy retention rate remained strong in both the personal and commercial lines of business, with approximately 80 percent of our policies renewing. This has decreased slightly from the second quarter of 2009 as our underwriters continue to focus on writing good business at an adequate price, preferring quality to volume.

- Losses and loss settlement expenses improved by 5.0 percent in the third quarter of 2009, as compared with the third quarter of 2008. This is a result of a considerable decrease in our pretax catastrophe losses, which totaled $9.5 million in the third quarter of 2009 and $36.7 million in the third quarter of 2008, excluding loss development on Hurricane Katrina claims litigation. Catastrophe losses were higher than expected in the third quarter of 2008 due to an active hurricane season. For the first nine months of 2009, losses and loss settlement expenses increased 0.4 percent due specifically to construction defect and products liability claims. Overall, claims frequency has decreased, while claims severity continues to trend slightly upward, specifically in our commercial auto and commercial general liability lines of business.

- Amortization of deferred policy acquisition costs decreased 10.4 percent in the third-quarter and 9.8 percent year-to-date 2009, as compared with the same periods of 2008. The decrease in premiums written and corresponding unearned premium have resulted in a reduction of the deferred acquisition costs asset and related amortization.

- We did not defer underwriting expenses (primarily agent commissions and employee salaries) in the first nine months of 2009 at the same level as we were able to in the first nine months of 2008. This contributed to increases in our other underwriting expenses of $1.4 million, or 25.1 percent, in the third quarter of 2009 and $6.6 million, or 47.4 percent, in the first nine months of 2009.

- The GAAP combined ratio worsened by 2.0 percentage points to 131.0 percent in the third quarter of 2009 and 5.5 percentage points to 115.6 percent for the first nine months of 2009, as compared with the same periods of 2008. The overall deterioration in our GAAP combined ratio is due to development incurred of $25.9 million in the third-quarter 2009 and $38.3 million year-to-date 2009 in additional Hurricane Katrina reserves resulting from claims litigation. In addition, for the year, we experienced an increase in construction defect and products liability claims.

For a discussion of our investment results, see the Investments section of this release.

Commercial Lines and Personal Lines
Net Premiums Written
This table details net premiums written by line of business for the three months and nine months ended September 30, 2009.

(In Thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
Net Premiums Written				
Commercial lines:				
Other liability [1]	**$25,911**	$32,136	**$92,111**	$105,297
Fire and allied lines [2]	**24,999**	26,628	**78,460**	81,827
Automobile	**22,497**	23,591	**75,567**	78,674
Workers' compensation	**11,434**	11,650	**41,745**	41,245
Fidelity and surety	**4,920**	5,329	**15,349**	17,139
Miscellaneous	**205**	209	**680**	672
Total commercial lines	**$89,966**	$99,543	**$303,912**	$324,854
Personal lines:				
Fire and allied lines [3]	**$6,720**	$6,111	**$17,791**	$16,194
Automobile	**3,656**	3,355	**10,230**	9,554
Miscellaneous	**103**	91	**298**	259
Total personal lines	**$10,479**	$9,557	**$28,319**	$26,007
Reinsurance assumed	**1,668**	2,795	**4,944**	5,546
Total	**$102,113**	$111,895	**$337,175**	$356,407

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

Commercial Lines and Personal Lines
Premiums Earned, Losses/Loss Settlement Expenses and Loss Ratio
The following tables detail premiums earned, losses/loss settlement expenses and loss ratio by line of business for the three months and nine months ended September 30, 2009.

Three Months Ended September 30,

(In Thousands) Unaudited	2009				2008			
	Premiums Earned	Losses & Loss Settlement Expenses Incurred	Loss Ratio		Premiums Earned	Losses & Loss Settlement Expenses Incurred	Loss Ratio	
Commercial lines								
Other liability [1]	$29,336	$23,437	79.9	%	$34,091	$27,272	80.0	%
Fire and allied lines [2]	26,047	47,836	183.7		27,450	37,010	134.8	
Automobile	24,750	19,598	79.2		25,671	15,833	61.7	
Workers' compensation	13,205	9,022	68.3		12,952	11,550	89.2	
Fidelity and surety	5,455	(436)	(8.0)		5,497	1,024	18.6	
Miscellaneous	217	47	21.7		218	166	76.1	
Total commercial lines	$99,010	$99,504	100.5	%	$105,879	$92,855	87.7	%
Personal lines								
Fire and allied lines [3]	$5,644	$6,262	110.9	%	$5,322	$21,433	402.7	%
Automobile	3,325	3,882	116.8		3,160	2,517	79.7	
Miscellaneous	93	38	40.9		84	(157)	N/A	
Total personal lines	$9,062	$10,182	112.4	%	$8,566	$23,793	277.8	%
Reinsurance assumed	1,677	1,052	62.7	%	2,833	(112)	(4.0)	%
Total	$109,749	$110,738	100.9	%	$117,278	$116,536	99.4	%

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

Nine Months Ended September 30,

(In Thousands) Unaudited	2009				2008			
	Premiums Earned	Losses & Loss Settlement Expenses Incurred	Loss Ratio		Premiums Earned	Losses & Loss Settlement Expenses Incurred	Loss Ratio	
Commercial lines								
Other liability [1]	$90,973	$72,658	79.9	%	$101,439	$60,459	59.6	%
Fire and allied lines [2]	77,068	96,371	125.0		82,074	98,427	119.9	
Automobile	73,523	52,234	71.0		75,652	51,019	67.4	
Workers' compensation	39,359	30,188	76.7		38,950	26,083	67.0	
Fidelity and surety	15,597	735	4.7		15,649	2,503	16.0	
Miscellaneous	642	165	25.7		639	130	20.3	
Total commercial lines	$297,162	$252,351	84.9	%	$314,403	$238,621	75.9	%
Personal lines								
Fire and allied lines [3]	$16,431	$14,741	89.7	%	$15,951	$29,111	182.5	%
Automobile	9,594	8,804	91.8		9,463	7,839	82.8	
Miscellaneous	266	304	114.3		241	747	N/A	
Total personal lines	$26,291	$23,849	90.7	%	$25,655	$37,697	146.9	%
Reinsurance assumed	4,968	3,211	64.6	%	5,586	1,957	35.0	%
Total	$328,421	$279,411	85.1	%	$345,644	$278,275	80.5	%

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

Life Insurance Segment

United Life Insurance Company underwrites all of our life insurance business, which includes single premium annuities, universal life products and traditional life products. The top five states in which we write business are Iowa, Nebraska, Minnesota, Wisconsin and Illinois.

Life Insurance Financial Results:	Three Months Ended September 30,		Nine Months Ended September 30,	
(In Thousands)	**2009**	2008	**2009**	2008
Revenues				
Net premiums written [1]	**$16,687**	$10,545	**$30,150**	$28,112
Net premiums earned	**$11,010**	$10,739	**$30,330**	$28,590
Investment income, net of investment expenses	**19,334**	18,068	**54,834**	55,907
Realized investment gains (losses)	**885**	(5,878)	**(7,408)**	(7,420)
Other income	**157**	358	**440**	770
Total Revenues	**$31,386**	$23,287	**$78,196**	$77,847
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**$4,429**	$3,731	**$12,392**	$10,181
Increase in liability for future policy benefits	**6,101**	6,696	**15,363**	17,902
Amortization of deferred policy acquisition costs	**2,723**	3,127	**7,782**	8,960
Other underwriting expenses	**2,429**	2,421	**6,959**	6,277
Interest on policyholders' accounts	**10,630**	9,844	**30,799**	30,507
Total Benefits, Losses and Expenses	**$26,312**	$25,819	**$73,295**	$73,827
Income (loss) before income taxes	**5,074**	(2,532)	**4,901**	4,020
Federal income tax expense (benefit)	**1,795**	(872)	**1,767**	1,444
Net income (loss)	**$3,279**	($1,660)	**$3,134**	$2,576

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Highlights for three- and nine-month periods ended September 30, 2009

- Net premiums earned increased 2.5 percent in the third-quarter and 6.1 percent year-to-date 2009, as compared with the same periods of 2008. This is due to an increase in sales of our single premium whole life products, as more consumers choose to invest their money in products with guaranteed rates of return.

- Though annuity deposits (sales) decreased to $25.0 million in the third quarter of 2009, from $52.7 million in the third quarter of 2008, our year-to-date annuity deposits increased 35.1 percent to $155.5 million in 2009, from $115.2 million in 2008. Annuity deposits are not recorded as a component of net premiums written or net premiums earned; however, they do generate investment income for the life insurance segment.

- During the third quarter of 2009, we had only $1.7 million of deferred annuity deposits up for renewal. In comparison, during the third quarter of 2008, we had $89.3 million of deferred annuity deposits renewing, of which $33.9 million was placed in new policies with our company.

- Our annuity sales and a reduction in withdrawals contributed to a net cash inflow related to our annuity business of $26.2 million in the third quarter of 2009, compared with a net cash outflow of $32.7 million in the third quarter of 2008. Year to date, net cash inflow was $82.8 million in 2009, versus net cash outflow of $58.1 million in 2008. The reduction in annuity withdrawals is indicative of the change in economic conditions and the inclination of consumers to choose investment products with less risk and guaranteed returns. We expect this trend to continue throughout the remainder of 2009.

- Loss and loss settlement expenses increased 18.7 percent in the third-quarter and 21.7 percent year-to-date 2009, compared with the same periods of 2008, due to an increase in the policy benefits incurred for our traditional life insurance products.

- Liability for future policy benefits decreased 8.9 percent in the third quarter of 2009 and 14.2 percent for the first nine months of 2009, compared with the same periods of 2008, due to the reduction in claims from our continuing runoff of credit life and credit accident and health business, which we ceased writing in 2004.

For a discussion of our investment results, see the Investments section of this release.

Investments

In the third quarter of 2009, investment income increased $2.6 million, or 10.3 percent, to $27.8 million, compared with the same period of 2008. In the first nine months of 2009, investment income decreased $2.7 million, or 3.3 percent, to $78.4 million, compared with the same period of 2008. The decrease in the first nine months of 2009 is due to lower market interest rates, as well as a decrease in the fair value of our investments in limited liability partnership holdings, which we account for under the equity method of accounting. Our largest investment is in a partnership fund that is designed to provide capital to, and invest in, depositories and other financial service companies. We continue to hold our investments in limited liability partnerships, as it is anticipated that the performance of these holdings will improve as the industry recovers.

Investment Yield
Invested Assets, Investment Income and Investment Yield
The following table details average invested assets, investment income and the yield on average invested assets for the nine months ended September 30, 2009.

	Nine Months Ended September 30,	
(In Thousands)	**2009**	2008
Average invested assets [1]	**$2,282,054**	$2,218,600
Investment income, net [2]	**78,416**	81,091
Yield on average invested assets	**3.4%**	3.7%

(1) Average based on invested assets (including money market accounts) at beginning of the year and end of the current reporting period.
(2) Investment income after deduction of investment expenses, but before applicable income tax. Realized gains and losses are excluded.

Realized investment gains were $1.9 million in the third-quarter 2009, compared with realized investment losses of $4.2 million in the third-quarter 2008. Year to date, realized investment losses were $14.7 million in 2009, versus realized investment losses of $4.4 million in 2008. Our company recorded no investment write-downs in the third quarter of 2009, compared with other-than-temporary investment write-downs of $5.9 million in our life insurance segment in the third quarter of 2008. Year-to-date 2009 realized investment losses are attributable to other-than-temporary investment write-downs of fixed maturity and equity securities totaling $18.1 million, of which $9.6 million was held by our property and casualty insurance segment and $8.5 million was held by our life insurance segment, compared with $5.9 million for the same period of 2008.

As of September 30, 2009, we recorded net unrealized investment gains after tax of $86.4 million, compared with $25.5 million at December 31, 2008.

Share Repurchase Program

At its meeting in August 2009, the board of directors extended our Share Repurchase Program for an additional two years. It is currently set to expire in August 2011. Under the extended program, our company has authorization to repurchase up to 575,575 shares of our common stock.

Under the Share Repurchase Program, we may purchase common stock from time to time through open market or privately negotiated transactions. The amount and timing of any purchases will be determined at our discretion and will depend upon a number of factors, including the price, economic and general market conditions, and corporate and regulatory requirements.

We will generally consider repurchasing company stock on the open market if (a) the trading price on the Nasdaq Stock Market LLC drops below 130 percent of its book value, (b) sufficient excess capital is available to purchase the stock, and (c) we are optimistic about future market trends.

In the third quarter of 2009, United Fire did not repurchase any shares of common stock.

Non-GAAP Financial Measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Net operating income is net income excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. We include this measurement because we believe it illustrates the performance of normal, ongoing operations, which is important in understanding and evaluating our financial condition and results of operations.

(In Thousands Except Per Share Data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
Net income (loss)	**($10,156)**	($16,826)	**($12,220)**	$1,778
After-tax realized investment (gains) losses	**(1,252)**	2,701	**9,565**	2,837
Net operating income (loss)	**($11,408)**	($14,125)	**($2,655)**	$4,615
Basic earnings (loss) per share	**($0.38)**	($0.63)	**($0.46)**	$0.07
Net operating income (loss) per share	**(0.43)**	(0.53)	**(0.10)**	0.17

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, net of what we are charged for reinsurance policies. Direct premiums written is the amount of premiums charged for policies issued during the period. Assumed premiums written is consideration or payment we receive in exchange for insurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. We report premiums written applicable to the unexpired term of a policy as unearned premium subject to reinsurance. We evaluate premiums written as a measure of business production for the period under review.

(In Thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
Net premiums written	**$118,800**	$122,440	**$367,325**	$384,519
Net change in unearned premium	**1,959**	5,870	**(8,870)**	(9,365)
Net change in prepaid reinsurance premium	**-**	(293)	**296**	(920)
Net premiums earned	**$120,759**	$128,017	**$358,751**	$374,234

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. Management at times may determine for comparison purposes that it is more meaningful to exclude unusual catastrophe losses or litigation resulting from a catastrophe. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(In Thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
ISO catastrophes [1]	**$9,274**	$35,124	**$17,980**	$50,746
Non-ISO catastrophes	**214**	1,619	**1,616**	2,376
Total catastrophes	**$9,488**	$36,743	**$19,596**	$53,122

(1) This number does not include development incurred of $25.9 million in the third-quarter 2009, $38.3 million year-to-date 2009 and $10.8 million year-to-date 2008 in additional Hurricane Katrina reserves resulting from claims litigation.

Combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio"). When prepared in accordance with GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

* * *

United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 17th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the fourth consecutive year, our subsidiary, United Life Insurance Company, has been named to the Ward's 50 Life & Health Insurance Companies. In 2009, for the third consecutive year, United Fire was named to Audit Integrity's Top 100 list of companies that demonstrate high corporate integrity. United Fire is rated A (Excellent) by A.M. Best Company. For more information about United Fire & Casualty Company and its products and services, visit www.unitedfiregroup.com.

Disclosure of forward-looking statements
This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2008, filed with the SEC on March 2, 2009 and in our report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on July 31, 2009. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.